Alcon, Inc.


Worldwide Leader
in Ophthalmic Research and Manufacturing
ACCURUS
Alcon
DuoVisc
TOTAL PLUS


Systane
OPTI-FREE
Express
Patanol
TRAVATAN
Alcon

Annual General Meeting
May 3, 2005

Jacqualyn Fouse
Senior Vice President, Finance and CFO

Safe Harbor Statement

Statements contained in this presentation that are forward-looking are based on current expectations that are subject to a number of uncertainties and risks, and actual results may differ materially. This presentation is being made on May 3, 2005, and Alcon does not undertake any obligation to update any of the forward-looking statements or forward-looking information. Although Alcon believes that these statements are based on reasonable assumptions within the bounds of its knowledge of its businesses and operations, there are a number of factors that may cause actual results to differ from these statements. Factors that might cause these differences include, but are not limited to, the uncertainty of market acceptance of our products by the worldwide medical community; uncertainty of clinical trial results for expanded FDA approval submissions for our current products and initial approval of our products under development; product liability claims; the occurrence of excessive property and casualty, general liability or business interruption losses, for which we are self insured; manufacturing issues; and risks inherent in international transactions. For additional factors, which could cause actual results to differ from expectations, reference is made to the periodic reports filed by the company with the Securities and Exchange Commission under the Securities Exchange Act of 1934 as amended. Additional information about risk factors also can be found in the Company's Form 20-F filed with the SEC dated March 15, 2005, under the heading "Risk Factors". All these documents are available publicly and upon request from the Alcon Investor Relations Department at 817-551-8805 or www.alconinc.com.

2004 Financial Results

2004 Earnings Highlights

- Sales increased 14.9% to $3.9 billion
- Operating income up 28.7%
- Net Interest Expense down 84.5%
- Effective Income Tax Rate down to 22.6% from 30.6% (2004 includes the impact of tax settlements and tax credits of $57.6 million recorded in Q2 2004, rate would have been 27.7% excluding the $57.6 million)
- Net Earnings up 46.4% to $871.8 million
- Diluted earnings per share increased 45.8% to $2.80

Other 2004 Financial Highlights

- **Reduced debt and moved from a net debt* position of $324.3 million to a net cash* position of $105.4 million**
- **Purchased 3.6 million shares of treasury stock for $236.3 million**
- **Trade receivables increased 11.9% to $696.8 million (5.9% excluding the effect of exchange rates**)**
- **Inventories increased 1.9% to $455.2 million (a decline of 5.4% excluding the effect of exchange rates**)**

* Net debt and net cash are non-GAAP measures. The calculation of these measures is presented in a later slide.

** Growth excluding the effect of exchange rates is a non-GAAP measure and excludes the impact of changes in exchange rates. A reconciliation of the adjusted rates to actual rates is included in a later slide.

2004 Sales Growth


Millions
4,500
4,000
3,500
3,000
2,500
2,000
1,500
1,000
500
0
$3,406.9
$3,913.6
14.9%
2003
2004

Drivers of Sales Growth

Sales 2004 : $3,913.6 Million


14.9%
10.9%
0.2%
3.8%
Real Internal Growth
Price Increases
Exchange Impact

Sales growth at comparable structure and constant exchange rates (Organic Growth):

+ 11.1%

Geographic Sales

2003 Sales


52.4%
United States
47.6%
International

2004 Sales


50.9%
United States
49.1%
International

<u>2004 Growth</u>

United States + 11.4%

International + 18.6%

2004 Sales Performance

Reported = +14.9%

Constant Currency = +11.1%

Percent of Total Sales


Surgical
Pharmaceutical
Consumer
47%
38%
15%
46%
40%
14%
2003
2004

2004 Growth %

	Reported	Constant Currency*
Surgical	+ 14.4%	+ 9.7%
Pharmaceutical	+ 17.8%	+ 14.9%
Consumer	+ 8.9%	+ 5.6%

* Constant Currency growth is a non-GAAP measure and excludes the impact of changes in exchange rates. Adjusted numbers are presented to help investors better compare results between years.

Pharmaceutical Sales


Millions
1,800
1,600
1,400
1,200
1,000
800
600
400
200
0
$1,309.9
$1,542.6
2003
2004

	2003	2004	Growth
	($ in Millions)		
Infection/inflammation	517.9	572.7	10.6%
Glaucoma	432.4	526.3	21.7%
Allergy	276.6	321.4	16.2%
Otic	122.9	171.3	39.4%
Other	(39.9)	(49.1)	N/M
Total Pharmaceutical	1,309.9	1,542.6	17.8%

N/M - Not Meaningful

Surgical Sales



Millions
2,000
1,800
1,600
1,400
1,200
1,000
800
600
400
200
0
$1,585.9
$1,814.4
2003
2004

	2003	2004	Growth
	($ in Millions)		
Intraocular lenses	498.6	583.9	17.1%
Cataract/vitreoretinal	1,017.0	1,167.7	14.8%
Refractive	70.3	62.8	-10.7%
Total Surgical	1,585.9	1,814.4	14.4%

Consumer Eye Care Sales


Millions
600
500
400
300
200
100
0
$511.1
$556.6
2003
2004

	2003	2004	Growth
	($ in Millions)		
Contact lens disinfectants	282.2	298.9	5.9%
Artificial tears	117.3	141.5	20.6%
Other	111.6	116.2	4.1%
Total Consumer Eye Care	511.1	556.6	8.9%

Q1 2005
Financial Summary

Q1 2005 Earnings Highlights

- Sales increased 11.1% to $1.1 billion
- Operating income up 18.1%
- Net Interest Expense down 53.8%
- Effective Income Tax Rate down to 24.0% from 31.0%
- Net Earnings up 30.6% to $249.5 million
- Diluted earnings per share increased 31.1% to $0.80

Other Q1 2005 Financial Highlights

- **Net cash* increased from $105.4 million to $244.6 million**
- **Purchased 1.1 million shares of treasury stock for $87.6 million**
- **Trade receivables increased 8.2% to $754.2 million (5.5% excluding the effect of exchange rates**)**
- **Inventories declined 5.4% to $430.5 million (9.2% excluding the effect of exchange rates**)**

* Net cash is a non-GAAP measure. The calculation of this measure is presented in a later slide.

** Growth excluding the effect of exchange rates is a non-GAAP measure and excludes the impact of changes in exchange rates. A reconciliation of the adjusted rates to actual rates is included in a later slide.

Q1 2005 Sales Growth



Millions
1,200
1,000
800
600
400
200
0
$963.6
$1,070.5
2004
2005

	2004	2005	Growth
	($ in Millions)		
Glaucoma	127.8	154.3	20.7%
Allergy	78.3	86.7	10.7%
Otic	34.4	43.0	25.0%
Intraocular Lenses	142.0	156.3	10.1%
Cataract/vitroretinal	286.1	314.9	10.1%
Artificial tears	34.5	43.7	26.7%
Other	260.5	271.6	4.3%
Total Growth	963.6	1,070.5	11.1%

Drivers of Sales Growth

Sales 2005 : $1,070.5 Million


11.1%
7.8%
0.7%
2.6%
Real Internal Growth
Price Increases
Exchange Impact

Sales growth at comparable structure and constant exchange rates (Organic Growth):

+ 8.5%

Revenue History



$1,200
$1,000
$800
Q1 2005
$1,070.5
$1,039.2
$963.6
$958.1
$952.7
$925.4
$851.7
$822.7
$807.1
Q1
Q2
Q3
Q4
2003
2004
2005

(dollars in millions)

Diluted Earnings Per Share History



$1.00
$0.80
$0.60
$0.40
$0.20
Q1 2005
$0.80
$0.96 *
$0.61
$0.57
$0.62
$0.60
$0.49
$0.42
$0.43
Q1
Q2
Q3
Q4
2003
2004
2005

*Q2 2004 includes the impact of tax settlements and tax credits equaling $0.18 per share.

Broad R&D Pipeline

- New CLC Disinfectant
- ICAPS® Enhanced
- Tear Replacement
- New Rewetting Drop


Consumer
4
Surgical
5
Pharma
8

- AcrySof® Natural Toric
- CustomCornea® Hyperopia
- New Irrigating Solution
- AcrySof® Phakic IOL
- New Vit/Ret System

- Patanase® (Patanol Nasal)
- RETAANE®
- Brimonidine w/Polyquad®
- NEVANAC™
- 15(S)-HETE
- Rimexolone
- Moxi/Dex
- Moxi New Formulation

2005 Outlook

2005 Full Year Sales Guidance

	Lower Range	Upper Range
Sales ($Millions)	$4,325	$4,400
Growth % vs. '04	*10.5%*	*12.4%*

- **Global growth across major product lines**
- **Share gains from recent product launches**
- **Full year comparisons 2003 introductions**
- ***Ciloxan*® patent expiration (first half of year)**

Note: Guidance provided on April 21, 2005. No representation or update is being made regarding the accuracy of this guidance.

2005 Full Year EPS Guidance

	Lower Range	Upper Range
EPS	**$3.25**	**$3.30**
Growth % vs. '04	***16.1%***	***17.9%***

- **Higher gross margin from product mix and production efficiencies**
- **Lower effective tax rate (primarily due to continued movement of R&D expenses to the United States)**
- **This includes an adjustment from prior 2005 guidance to reflect the extension by the SEC until 2006 for the adoption of stock option expensing**

Note: Guidance provided on April 21, 2005. No representation or update is being made regarding the accuracy of this guidance.

Non-GAAP Measures

Computation of Net Cash (Debt)

	December 31, 2003	December 31, 2004	March 31, 2005
Cash and cash equivalents	$ 1,086.0	$ 1,093.4	$ 1,312.0
Short term borrowings	1,326.8	911.6	989.3
Current maturities of long term debt	8.5	4.5	5.6
Long term debt, net of current maturities	75.0	71.9	72.5
Total debt	1,410.3	988.0	1,067.4
Net cash (debt)	($324.3)	$105.4	$244.6

* Net debt and net cash are non-GAAP measures.

Non-GAAP Measures

Computation of Growth in Trade Receivables and Inventories

	Trade Receivables		Inventories	
	$ in Millions	**% Change**	**$ in Millions**	**% Change**
Balance at December 31, 2003	622.8		446.5	
Growth at 2003 Rates	36.7	5.9%	(24.1)	-5.4%
Exchange Impact	37.3		32.8	
Total Growth	74.0	11.9%	8.7	1.9%
Balance at December 31, 2004	696.8		455.2	
Balance at December 31, 2004	696.8		455.2	
Growth at 2004 Rates	38.3	5.5%	(41.9)	-9.2%
Exchange Impact	19.1		17.2	
Total Growth	57.4	8.2%	(24.7)	-5.4%
Balance at March 31, 2005	754.2		430.5	

** Growth excluding the effect of exchange rates is a non-GAAP measure and excludes the impact of changes in exchange rates.


Systane
OPTI-FREE
Patanol
TRAVATAN

Alcon, Inc.


Worldwide Leader
in Ophthalmic Research and Manufacturing
Alcon
ACCURUS
DuoVisc